(51JOB, INC. LOGO)


FOR IMMEDIATE RELEASE

CONTACT:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com


            51JOB, INC. REPORTS THIRD QUARTER 2004 FINANCIAL RESULTS


SHANGHAI, NOVEMBER 4, 2004 - 51JOB, INC. (NASDAQ: JOBS), a leading provider of integrated human resource services in China, announced today financial results for the third quarter ended September 30, 2004.


THIRD QUARTER 2004 HIGHLIGHTS:

o    Total revenues increased 71.4% year-over-year
o    Gross margin expanded to 54.5% from 44.6% in the third quarter of 2003
o Net income increased 117.8% year-over-year to RMB25.3 million (US$3.1 million)

Commenting on the third quarter results, Rick Yan, Chief Executive Officer of 51job, Inc., said, "We are tremendously pleased with our performance. We saw growing demand for our services across all business lines. Through a targeted sales and marketing strategy, we focused on further building our '51job' brand as the 'one-stop' human resource services provider and market leader in China during the quarter. As a result of these efforts, we successfully acquired new customers and captured an increasing percentage of the human resource budgets of our existing clients. While we concentrated on expanding our customer base and product offerings, we remained extremely mindful of profitability and continued to take advantage of the scale benefits of our operations. We believe that these third quarter results clearly demonstrate the soundness of our business plan and our execution capability."

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51job, Inc. Reports Third Quarter 2004 Financial Results
November 4, 2004
Page 2

FINANCIAL RESULTS

Total revenues for the third quarter ended September 30, 2004 were RMB135.0 million (US$16.3 million), an increase of 71.4% from RMB78.8 million for the same quarter in 2003. Net revenues, which reflect total revenues less business taxes and related surcharges, increased to RMB128.1 million (US$15.5 million) in the third quarter of 2004 from RMB75.4 million in the same period last year. The revenue growth was driven primarily by continued volume growth in the Company's recruitment advertising businesses.

Print advertising revenues for the third quarter of 2004 grew 59.3% to RMB77.4 million (US$9.4 million) from RMB48.6 million for the same quarter in 2003. The revenue increase was primarily due to significant growth in the volume of recruitment advertisements placed in Career Post Weekly. The estimated number of print advertising pages generated in the third quarter of 2004 was 2,399, 94.4% higher than the estimated 1,234 pages in the September 2003 quarter.

Online recruitment services revenues for the third quarter of 2004 were RMB34.5 million (US$4.2 million), a 71.0% growth from RMB20.2 million for the third quarter last year. The increase was principally attributable to the higher number of unique employers using the Company's online recruitment services. Unique employers using online recruitment services increased 62.0% to 23,562 in the third quarter of 2004 compared with 14,546 in the same period last year.

Executive search revenues for the third quarter of 2004 increased 65.7% to RMB8.1 million (US$1.0 million) from RMB4.9 million for the same quarter last year driven primarily by more candidate placements and the number of higher salary positions searched. For the third quarter of 2004, other human resource related revenues were RMB15.0 million (US$1.8 million), an increase of 192.4% from RMB5.1 million for the year-ago quarter due to growing customer acceptance of new products and services.

Gross profit for the third quarter of 2004 was RMB69.8 million (US$8.4 million), representing an increase of 107.7% from RMB33.6 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, grew to 54.5% in the third quarter of 2004 compared with 44.6% in the year-ago quarter. The significant expansion in gross margin was principally the result of increasing economies of scale in the recruitment advertising businesses.

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51job, Inc. Reports Third Quarter 2004 Financial Results
November 4, 2004
Page 3

Operating expenses for the third quarter of 2004 were RMB35.2 million (US$4.3 million) compared with RMB21.1 million for the same period last year due primarily to higher sales and marketing and general and administrative expenses. However, operating expenses as a percentage of net revenues decreased to 27.5% for the third quarter of 2004 from 28.0% in the September 2003 quarter as a result of improved operating efficiencies, which was partially offset by the Company's planned increase in sales and marketing expenditures.

Sales and marketing expenses for the third quarter of 2004 grew to RMB17.7 million (US$2.1 million) from RMB9.2 million for the same quarter in 2003 mainly due to the significant expansion of the salesforce and increased spending on advertising and promotional activities.

General and administrative expenses for the third quarter of 2004 was RMB14.2 million (US$1.7 million) compared with RMB9.4 million for the third quarter last year due to higher costs associated with operating four new offices opened since the end of the September 2003 quarter, the hiring of additional staff and professional fees.

Other income for the third quarter of 2004 was RMB1.5 million (US$0.2 million) compared with RMB0.1 million for the same quarter in 2003. The increase was primarily due to the receipt of a one-time financial subsidy.

Net income for the third quarter of 2004 was RMB25.3 million (US$3.1 million), representing a 117.8% increase from RMB11.6 million for the same period in 2003. Diluted earnings per share for the third quarter of 2004 was RMB0.55 compared with RMB0.26 for the same quarter in 2003.

As of September 30, 2004, cash and cash equivalents were RMB181.4 million (US$21.9 million), an increase from RMB152.7 million as of June 30, 2004.


OTHER COMPANY NEWS

On September 29, 2004, the Company announced the pricing of its initial public offering (the "IPO") of 6,037,500 American Depositary Shares ("ADSs"), including an over-allotment option to the underwriters to purchase an additional 787,500 ADSs, at US$14.00 per ADS. At the closing of the IPO on October 4, 2004, the underwriters exercised their over-allotment option to purchase the

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51job, Inc. Reports Third Quarter 2004 Financial Results
November 4, 2004
Page 4

additional ADSs. All of the ADSs sold were offered by the Company and net proceeds to the Company were approximately US$77 million. Each ADS represents two common shares.


BUSINESS OUTLOOK

For the fourth quarter of 2004, the Company estimates total revenues in the range of RMB140 million to RMB145 million and diluted earnings per share between RMB0.42 and RMB0.44. The Company's weighted average number of common shares outstanding will increase in the fourth quarter of 2004 and include the 12,075,000 common shares issued in the IPO and the conversion of all outstanding Series A Preference Shares into common shares, which occurred upon the closing of the IPO.

Regarding guidance, Kathleen Chien, Chief Financial Officer of 51job, Inc., said, "Although we will continue to capitalize on the scalable nature of our business, we will increase our sales and marketing expenditures in order to accelerate new customer acquisitions, promote our brand name and strengthen our market leadership position. As a result, we expect operating margins for the fourth quarter of 2004 to be similar to those achieved in the third quarter."


CONFERENCE CALL INFORMATION

Management of 51job will host a conference call at 8:00 p.m. Eastern Standard Time on November 4, 2004 (9:00 a.m. Shanghai / Hong Kong time zone on November 5, 2004) to discuss its third quarter 2004 results. The call will be available live and on replay in the "Investor Relations" section of 51job's website at www.51job.com. Please go to the website at least fifteen minutes early to register, download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-967-7185 (+1-719-457-2634 for international callers) and provide the passcode 921329. An audio replay will be available through November 9, 2004, by calling +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 921329.


ABOUT 51JOB

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services through a network of 20 offices across China and Hong Kong, 51job connects millions of

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51job, Inc. Reports Third Quarter 2004 Financial Results
November 4, 2004
Page 5

job seekers with employment opportunities and streamlines the recruitment process and human resource administration for thousands of companies in China. Through print advertisements in Career Post Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys.


SAFE HARBOR STATEMENT

Statements in this press release concerning 51job's future business, operating results and financial condition are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management's current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company's actual results include, but are not limited to, market acceptance of its services; its ability to expand into other recruitment and human resource services; its ability to control operating costs and expenses; its potential need for additional capital and the availability of such capital; changes in its management team and other key personnel; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; and fluctuations in general economic conditions. Further information on these and other potential factors that could affect the Company's financial results may be found in the Company's filings with the Securities and Exchange Commission. 51job undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

                         - FINANCIAL TABLES TO FOLLOW -

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
51job, Inc. Reports Third Quarter 2004 Financial Results
November 4, 2004
Page 6

                                   51JOB, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              THREE MONTHS ENDED
                                                                          ----------------------------------------------------------
                                                                          SEPTEMBER 30,         SEPTEMBER 30,          SEPTEMBER 30,
                                                                              2003                   2004                  2004
                                                                           (UNAUDITED)           (UNAUDITED)            (UNAUDITED)
                                                                          -------------         -------------          -------------
                                                                              RMB                    RMB                USD (NOTE 1)
Revenues:
  Print advertising                                                        48,613,392             77,447,042            9,357,350
  Online recruitment services                                              20,179,328             34,501,963            4,168,615
  Executive search                                                          4,864,655              8,059,322              973,748
  Other human resource related revenues                                     5,129,168             14,999,238            1,812,246
                                                                          -----------            -----------           ----------
Total revenues                                                             78,786,543            135,007,565           16,311,960
                                                                          -----------            -----------           ----------
Less: Business and related tax                                             (3,394,212)            (6,870,921)            (830,162)
                                                                          -----------            -----------           ----------
Net revenues                                                               75,392,331            128,136,644           15,481,797
                                                                          -----------            -----------           ----------
Cost of services                                                          (41,789,398)           (58,357,971)          (7,050,959)
                                                                          -----------            -----------           ----------
Gross profit                                                               33,602,933             69,778,673            8,430,838
                                                                          -----------            -----------           ----------
Operating expenses:
  Sales and marketing                                                      (9,186,956)           (17,665,878)          (2,134,437)
  General and administrative                                               (9,354,693)           (14,188,341)          (1,714,272)
  Share-based compensation - share options (Note 2)                        (1,159,758)            (3,344,675)            (404,112)
  Share-based compensation - founder shares                                (1,426,538)                     -                    -
                                                                          -----------            -----------           ----------
Total operating expenses                                                  (21,127,945)          (35,198,894)          (4,252,820)
                                                                          -----------            -----------           ----------
Income from operations                                                     12,474,988             34,579,779            4,178,017
Interest and investment income                                                202,451                216,926               26,210
Other income                                                                   58,594              1,478,906              178,685
                                                                          -----------            -----------           ----------
Income before provision for income tax                                     12,736,033             36,275,611            4,382,912
Income tax expense                                                         (1,135,819)           (11,015,515)          (1,330,923)
                                                                          -----------            -----------           ----------
Net income                                                                 11,600,214             25,260,096            3,051,989
                                                                          ===========            ===========           ==========
Amount allocated to participating holders of Series A
 Preference Shares                                                         (3,777,409)            (8,239,955)            (995,572)
                                                                          -----------            -----------           ----------
Income attributable to common shareholders                                  7,822,805             17,020,141            2,056,417
                                                                          ===========            ===========           ==========
Other comprehensive income (loss):
  Currency translation adjustments                                            535,594                  2,315                  280
  Unrealized gain (loss) for investment                                      (335,030)               111,457               13,467
                                                                          -----------            -----------           ----------
Comprehensive income                                                       11,800,778             25,373,868            3,065,736
                                                                          ===========            ===========           ==========
Earnings per share (Note 3):
  Basic                                                                          0.28                   0.59                 0.07
  Diluted                                                                        0.26                   0.55                 0.07

Earnings per ADS (Note 3):
  Basic                                                                          0.56                   1.17                 0.14
  Diluted                                                                        0.52                   1.10                 0.13

Weighted average number of common shares outstanding:
  Basic                                                                    27,816,341             29,038,641           29,038,641
  Diluted                                                                  30,375,683             31,086,993           31,086,993

----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Note 2: Aggregate share-based compensation expense was RMB2,713,818 for the three months ended September 30, 2003 and RMB3,790,675 (US$457,999) for the three months ended September 30, 2004.
Note 3: The calculation of earnings per share and earnings per ADS does not include the issuance of 12,075,000 common shares in connection with the Company's initial public offering nor the conversion of the outstanding Series A Preference Shares into common shares, both of which occurred subsequent to the three months ended September 30, 2004. Each ADS represents two common shares.

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
51job, Inc. Reports Third Quarter 2004 Financial Results
November 4, 2004
Page 7

                                   51JOB, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             NINE MONTHS ENDED
                                                                          ---------------------------------------------------------
                                                                          SEPTEMBER 30,          SEPTEMBER 30,        SEPTEMBER 30,
                                                                              2003                   2004                 2004
                                                                           (UNAUDITED)            (UNAUDITED)          (UNAUDITED)
                                                                          -------------          -------------        -------------
                                                                               RMB                    RMB              USD (NOTE 1)
Revenues:
  Print advertising                                                        125,834,263            226,706,751           27,391,290
  Online recruitment services                                               53,570,242             85,351,318           10,312,365
  Executive search                                                          10,926,324             18,892,487            2,282,639
  Other human resource related revenues                                     11,658,003             32,076,536            3,875,569
                                                                          ------------            -----------           ----------
Total revenues                                                             201,988,832            363,027,092           43,861,863
                                                                          ------------           ------------          -----------
Less: Business and related tax                                              (8,800,680)           (17,782,831)          (2,148,567)
                                                                          ------------           ------------          -----------
Net revenues                                                               193,188,152            345,244,261           41,713,295
                                                                          ------------           ------------          -----------
Cost of services                                                          (108,112,214)          (166,123,100)         (20,071,418)
                                                                          ------------           ------------          -----------
Gross profit                                                                85,075,938            179,121,161           21,641,877
                                                                          ------------           ------------          -----------
Operating expenses:
  Sales and marketing                                                      (26,785,557)           (47,156,025)          (5,697,512)
  General and administrative                                               (27,429,901)           (41,568,594)          (5,022,424)
  Share-based compensation - share options (Note 2)                        (12,342,291)           (15,389,443)          (1,859,392)
  Share-based compensation - founder shares                                 (4,622,466)                     -                    -
                                                                          ------------           ------------          -----------
Total operating expenses                                                   (71,180,215)          (104,114,062)         (12,579,328)
                                                                          ------------           ------------          -----------
Income from operations                                                      13,895,723             75,007,099            9,062,550
Interest and investment income                                                 631,314                678,689               82,001
Other income                                                                   219,579              1,971,472              238,198
                                                                          ------------           ------------          -----------
Income before provision for income tax                                      14,746,616             77,657,260            9,382,749
Income tax expense                                                          (1,315,126)           (26,403,467)          (3,190,135)
                                                                          ------------           ------------          -----------
Net income                                                                  13,431,490             51,253,793            6,192,614
                                                                          ============           ============          ===========
Amount allocated to participating holders of Series A
 Preference Shares                                                          (4,374,620)           (16,699,619)          (2,017,691)
                                                                          ------------           ------------          -----------
Income attributable to common shareholders                                   9,056,870             34,554,174            4,174,924
                                                                          ============           ============          ===========
Other comprehensive income (loss):
  Currency translation adjustments                                             533,586                130,627               15,783
  Unrealized gain (loss) for investment                                       (335,030)              (240,215)             (29,023)
                                                                          ------------           ------------          -----------
Comprehensive income                                                        13,630,046             51,144,205            6,179,374
                                                                          ============           ============          ===========
Earnings per share (Note 3):
  Basic                                                                           0.35                   1.19                 0.14
  Diluted                                                                         0.30                   1.12                 0.14

Earnings per ADS (Note 3):
  Basic                                                                           0.69                   2.39                 0.29
  Diluted                                                                         0.60                   2.24                 0.27

Weighted average number of common shares outstanding:
  Basic                                                                     26,243,425             28,916,398           28,916,398
  Diluted                                                                   30,125,991             30,893,684           30,893,684

----------
Note 1: The conversion of RMB amounts into USD is amounts based on the noon buying rate of USD1.00=RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Note 2: Aggregate share-based compensation expense was RMB17,393,165 for the nine months ended September 30, 2003 and RMB16,801,068 (US$2,029,948) for the nine months ended September 30, 2004.
Note 3: The calculation of earnings per share and earnings of ADS does not include the issuance of 12,075,000 common shares in connection with the Company's initial public offering nor the conversion of the outstanding Series A Preference Shares into common shares, both of which occurred subsequent to the nine months ended September 30, 2004. Each ADS represents two common shares.

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
51job, Inc. Reports Third Quarter 2004 Financial Results
November 4, 2004
Page 8

                                   51JOB, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                                 DECEMBER 31,     SEPTEMBER 30,     SEPTEMBER 30,
                                                                                    2003              2004              2004
                                                                                                   (UNAUDITED)       (UNAUDITED)
                                                                                 ------------     -------------     -------------
                                                                                    RMB                RMB           USD (NOTE 1)
ASSETS

Current assets:
  Cash                                                                           115,084,572       181,373,948       21,914,065
  Accounts receivable (net of allowance of RMB1,318,528 and
   RMB1,509,244 as of December 31, 2003 and September 30, 2004,
   respectively)                                                                  17,419,248        24,884,881        3,006,655
  Prepayments and other current assets                                             8,657,133        21,433,787        2,589,685
  Deferred tax assets, current                                                     4,412,423         5,616,896          678,648
                                                                                 -----------       -----------       ----------
Total current assets                                                             145,573,376       233,309,512       28,189,052
                                                                                 -----------       -----------       ----------
Investments                                                                       10,479,008        10,554,698        1,275,246
Property and equipment                                                            17,849,517        21,304,945        2,574,118
Intangible assets                                                                  7,712,595         5,971,433          721,484
Other long-term assets                                                             3,638,418         3,964,634          479,017
Deferred tax assets, non-current                                                     151,365           593,443           71,701
                                                                                 -----------       -----------       ----------
Total assets                                                                     185,404,279       275,698,664       33,310,618
                                                                                 ===========       ===========       ==========
LIABILITIES

Current liabilities:
  Accounts payable                                                                11,140,037        11,160,292        1,348,415
  Due to related parties                                                           6,504,773         2,069,738          250,071
  Salary and employee related accrual                                              9,148,551        11,540,251        1,394,323
  Taxes payable                                                                    6,036,064        25,129,477        3,036,208
  Advance from customers                                                          17,447,831         6,815,441          823,459
  Other payables and accruals                                                      3,504,953        14,620,237        1,766,454
  Deferred tax liabilities, current                                                2,313,982         2,532,378          305,968
                                                                                 -----------       -----------       ----------
Total current liabilities                                                         56,096,191        73,867,814        8,924,898
                                                                                 -----------       -----------       ----------
Deferred tax liabilities, non-current                                                 23,533                 -                -
                                                                                 -----------       -----------       ----------
Total liabilities                                                                 56,119,724        73,867,814        8,924,898
                                                                                 -----------       -----------       ----------
Commitments and contingencies                                                              -                 -                -

Shareholders' equity:
  Common shares (US$0.0001 par value; 57,000,000 shares
   authorized, 28,772,115 and 29,054,280 shares issued and
   outstanding as of December 31, 2003 and September 30, 2004,
   respectively)                                                                      23,816            24,049            2,906
  Series A Preference Shares (US$0.0001 par value; 15,000,000 shares authorized; 13,678,466 and 14,058,466 issued and
   outstanding as of December 31, 2003 and September 30, 2004,
   respectively, with liquidation value of US$1.0417)                                 11,332            11,646            1,407
  Additional paid-in capital                                                     213,866,913       233,763,730       28,243,932
  Deferred share-based compensation                                              (46,338,280)      (44,833,548)      (5,416,904)
  Statutory reserves                                                               9,470,398        16,818,657        2,032,073
  Other comprehensive loss                                                          (438,351)         (547,945)         (66,204)
  Accumulated deficit                                                            (47,311,273)       (3,405,739)        (411,490)
                                                                                 -----------       -----------       ----------
Total shareholders' equity                                                       129,284,555       201,830,850       24,385,720
                                                                                 -----------       -----------       ----------
Total liabilities and shareholders' equity                                       185,404,279       275,698,664       33,310,618
                                                                                 ===========       ===========       ==========

----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

                                      ###